UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree, or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2.	A statement as of the close of the last fiscal year of the registrant, giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

As of December 31, 2017, the total outstanding internal funded debt of the registrant was Ps.599,873.2 million. See “Gross Public Sector Domestic Debt” table on page D-66, which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

The total principal amount of external funded debt of the registrant outstanding as of December 31, 2017 was as follows (in millions of U.S. dollars):

Uruguayan pesos	US$	3,919
U.S. dollars		13,049
Euros		141
Japanese yen		355
Special Drawing Rights		420
Other		4

Total	US$	17,888
3.

A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Tables and Supplemental Information,” pages D-77 to D-85 of Exhibit 99.D, which is hereby incorporated by reference herein.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See “Public Sector Debt,” pages D-65 to D-76 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See “Public Sector Debt,” pages D-65 to D-76 of Exhibit 99.D, which is hereby incorporated by reference herein.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Public Sector Finances,” pages D-58 to D-61 of Exhibit 99.D, and “Fiscal Policy,” pages D-62 to D-64 of Exhibit 99.D, which is hereby incorporated by reference herein.

7. (a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

Not applicable.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “Balance of Payments — International Reserves,” page D-43 of Exhibit 99.D, which is hereby incorporated by reference herein.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “Foreign Merchandise Trade,” pages D-36 to D-39 of Exhibit 99.D, which is hereby incorporated by reference herein.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the registrant has published balances of international payments.)

See “Balance of Payments,” pages D-41 to D-44 of Exhibit 99.D, which is hereby incorporated by reference herein.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:

Exhibit A — None.

Exhibit B — None.

Exhibit 99.C.1 — The National Budget 2015-2019 (*)

Exhibit 99.C.2 — Amendment to the National Budget 2015-2019, dated October 5, 2016 (**)

Exhibit 99.D — Description of República Oriental del Uruguay, dated September 28, 2018

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

(*)	Filed as Exhibit 99.C1 to the Registrant’s Annual Report on Form 18-K for the year ended December 31, 2015 (File No. 333-07128), dated July 11, 2016.
(**)	Filed as Exhibit 99.C2 to the Registrant’s Annual Report on Form 18-K for the year ended December 31, 2016 (File No. 333-07128), dated May 24, 2017.

SIGNATURE	5
EXHIBIT INDEX	6
EXHIBIT 99.D DESCRIPTION OF REPÚBLICA ORIENTAL DEL URUGUAY DATED SEPTEMBER 28, 2018	D-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay, on the 28th day of September, 2018.

REPÚBLICA ORIENTAL DEL URUGUAY

By:	/s/ Pablo Ferreri
Pablo Ferreri
Interim Minister of Economy and Finance of República Oriental del Uruguay

EXHIBIT INDEX

Exhibit	Description

99.C.1:	Copy of the National Budget 2015-2019(*)

99.C.2:	Copy of Amendment to the National Budget 2015-2019, dated October 5, 2016(**)

99.D:	Description of República Oriental del Uruguay, dated September 28, 2018.

(*)	Filed as Exhibit 99.C1 to the Registrant’s Annual Report on Form 18-K for the year ended December 31, 2015 (File No. 333-07128), dated July 11, 2016.
(**)	Filed as Exhibit 99.C2 to the Registrant’s Annual Report on Form 18-K for the year ended December 31, 2016 (File No. 333-07128), dated May 24, 2017.